State Street Bank and Trust Company of New Hampshire

20 Trafalgar Square, Suite 449

Nashua, NH 03063

April 30, 2008

VIA EDGAR & FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Bar Association Members/State Street Collective Trust
Registration Statement on Form S-1, as amended (No. 333-149594)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the American Bar Association Members/State Street Collective Trust (the “Collective Trust”) hereby respectfully requests that the effective date of the Registration Statement on Form S-1 of the Collective Trust, as amended (No. 333-149594) be accelerated to Wednesday, April 30, 2008 at 4:30 p.m. (Eastern time) or as soon thereafter as may be practicable.

The Collective Trust acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Collective Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Collective Trust may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this matter, please contact either Andrew H. Shaw at (312) 853-7324 or Luke J. Valentino at (312) 853-7696.

Very truly yours,

AMERICAN BAR ASSOCIATION MEMBERS/STATE STREET COLLECTIVE TRUST

By:	/s/ Robert E. Fullam
Name:	Robert E. Fullam
Title:	Treasurer and Chief Accounting Officer

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